

Press Release ***Exhibit 99.1***
For Immediate Publication

TIW's Underwriters Exercise their Over-allotment Option

Montréal, Canada, March 31, 2004 – Telesystem International Wireless Inc. ("TIW" or the "Company") announces that the underwriters have exercised their over-allotment option to purchase an additional 3.15 million common shares of TIW at a price of US$ 9.50 per share. The over-allotment was granted in the context of the recently completed primary offering of 7 million common shares of TIW and secondary offering of 14 million common shares of TIW.

Such over-allotment will be covered by 1,050,000 common shares issued by TIW from the treasury and 2,100,000 existing common shares sold by the selling shareholders, namely Telesystem Ltd., an affiliate of Hutchison Whampoa Ltd., affiliates of J.P. Morgan Partners, LLC, and EEIF Melville B.V. and certain of its affiliates. The closing of the over-allotment option is scheduled to take place on April 5, 2004.

The net proceeds to the Company from the exercise of this over-allotment option are US$ 9.5 million, US$ 3.6 million of which will be used to purchase the remaining 289,139 ClearWave shares from two institutional shareholders of ClearWave N.V. ("ClearWave") as previously agreed to.

As a result of this transaction, TIW will have approximately 139.9 million common shares issued and outstanding.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

A copy of the written prospectus relating to the offering may be obtained by submitting a written request to: TIW Inc., attention Jacques Lacroix, 1250 René-Lévesque Blvd., West, 38th floor, Montréal, Québec, H3B 4W8.



Forward-looking Statements

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of TIW with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

About TIW

TIW provides wireless voice, data and short messaging services in Central and Eastern Europe to more than 5.0 million subscribers. TIW is the market leader in Romania through MobiFon S.A. and a rapidly growing operator in the Czech Republic through Český Mobil a.s. TIW's shares are listed on NASDAQ ("TIWI") and on the Toronto Stock Exchange ("TIW").

- 30 –

FOR INFORMATION:

INVESTORS:

JACQUES LACROIX
Telesystem International Wireless Inc.
☎ (514) 673-8466
jlacroix@tiw.ca

Our web site address is: www.tiw.ca